UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number: 001-32557

Fronteer Development Group Inc.
(Translation of registrant's name into English)

1650 - 1055 West Hastings Street, Vancouver B.C., Canada, V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Technical Report:Updated Technical Report, Sandman Gold Project, Humboldt County, USA dated November 1, 2007

99.1	Technical Report:Updated Technical Report, Sandman Gold Project, Humboldt County, USA dated November 1, 2007 (PDF version)

99.2	Technical Report: Updated Technical Report for the Zaca Project, Alpine County, California, USA dated November 1, 2007

99.2	Technical Report: Updated Technical Report for the Zaca Project, Alpine County, California, USA dated November 1, 2007 (PDF version)

99.3	Technical Report: Updated Technical Report, Northumberland Project, Nye County, Nevada USA dated November 1, 2007

99.3	Technical Report: Updated Technical Report, Northumberland Project, Nye County, Nevada USA dated November 1, 2007 (PDF version)

99.4	Business Aquisition Report

99.4	Business Aquisition Report (PDF version)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.
(Registrant)

Date: November 8, 2007	By:	/s/ Sean Tetzlaff

Sean Tetzlaff
	Title:	Chief Financial Officer & Corporate Secretary